Filed pursuant to Rule 424(b)(2)
Registration No. 333-134864

PROSPECTUS SUPPLEMENT
(To Prospectus Dated June 8, 2006)

$20,000,000,000
American Express Credit Corporation
Medium-Term Senior Notes, Series C
Due Nine Months or More from Date of Issue

          We may offer from time to time our medium-term senior notes, Series C, to which we refer as the notes. At the conclusion of this offering, including all notes we have previously issued, we will have issued up to $20,000,000,000 of the notes. The final terms of each note offered will be included in a pricing supplement. Unless a pricing supplement states otherwise, the notes offered will have the following general terms:

•	The notes will mature in nine months or more from the date of issue.

•	The notes will bear interest at either a fixed or a floating rate. Floating rate interest will be based on:

	o	Commercial Paper Rate

	o	Federal Funds Rate

	o	CD Rate

	o	LIBOR

	o	EURIBOR

	o	Prime Rate

	o	Treasury Rate

	o	Any other rate specified in the applicable pricing supplement.

•	The notes may be indexed in which payments of interest or principal may be linked to the price of one or more securities, currencies, commodities or other goods.

•	Fixed rate interest will be paid on February 1 and August 1, accruing from the date of issue.

•	Floating rate interest will be paid on the dates stated in the applicable pricing supplement.

•	The notes will be held in global form through The Depository Trust Company, unless otherwise specified.

•	The notes may be either redeemed by us or repaid at your option if specified in the applicable pricing supplement.

•	The notes will be denominated in U.S. dollars unless another currency is specified in the applicable pricing supplement and will have minimum denominations of $100,000 unless otherwise specified.

	Price to	Discounts and	Proceeds to
	Public	Commissions	Us
Per Note(1)	100%	0.010% - 0.750%	99.250% - 99.990%
Total	$20,000,000,000	$2,000,000 – $150,000,000	$19,850,000,000 – $19,998,000,000

(1)	Unless a pricing supplement states otherwise.

          You should carefully consider the information under “Risk Factors” contained in the accompanying prospectus as well as the risk factors contained in other documents incorporated by reference into this prospectus supplement.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          Offers to purchase the notes are being solicited from time to time by the agents listed below. The agents have agreed to use their reasonable efforts to sell the notes. There is no established trading market for the notes and there can be no assurance that a secondary market for the notes will develop.

ABN AMRO Incorporated	Banc of America Securities LLC
Barclays Capital	BNP PARIBAS
BNY Capital Markets, Inc.	Citigroup
Credit Suisse	Deutsche Bank Securities
Goldman, Sachs & Co.	JPMorgan
Lehman Brothers	Merrill Lynch
RBS Greenwich Capital	Utendahl Capital Partners, L.P.
Wachovia Securities	The Williams Capital Group, L.P.

June 13, 2006

Prospectus

About this Prospectus	i
Where You Can Find More Information	ii
Incorporation of Certain Documents By Reference	ii
Forward-Looking Statements	iii
The Company	1
Risk Factors	2
Ratio of Earnings to Fixed Charges	5
Use of Proceeds	6
Description of Debt Securities	7
Description of Warrants	27
ERISA Considerations	28
Certain U.S. Federal Income Tax Consequences	30
Plan of Distribution	37
Legal Matters	38
Experts	38

          You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the applicable pricing supplement as well as the information incorporated by reference. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these notes. The information incorporated by reference or contained in this prospectus supplement or the accompanying prospectus may only be accurate on the date of this prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

          As required by the Securities Act of 1933, as amended, to which we refer as the Securities Act, we filed a registration statement on Form S-3 (No. 333-134864), to which we refer as the registration statement, relating to the notes we are offering by this prospectus supplement and the accompanying prospectus. The registration statements includes additional information.

          We file annual, quarterly and current reports and other information with the Securities and Exchange Commission, or the SEC. Our SEC filings are available to the public from the SEC’s Website at http://www.sec.gov. You may also read and copy any document we file, including the registration statement, at the SEC’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference room.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus supplement.

          Any reports filed by us with the SEC after the date of the accompanying prospectus and before the date that the offering of the securities by means of this prospectus supplement is terminated will automatically update and, where applicable, supersede any information contained in this prospectus supplement and the accompanying prospectus or incorporated by reference in this prospectus supplement or the accompanying prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus supplement and the accompanying prospectus or in any documents previously incorporated by reference have been modified or superseded. We incorporate by reference into this prospectus the following documents filed with the SEC (other than, in each case, documents or information deemed furnished and not filed in accordance with the SEC rules, including pursuant to Item 2.02 or Item 7.01 of Form 8-K, and no such information shall be deemed specifically incorporated by reference hereby or in any accompanying prospectus or applicable pricing supplement):

•	Annual Report on Form 10-K for the year ended December 31, 2005.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

•

All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of this prospectus supplement and before the date that the offering of the securities by means of this prospectus supplement is terminated.

          You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or number:

American Express Credit Corporation
301 North Walnut Street
Wilmington, Delaware 19801-2919
Attention: President
(302) 594-3350

SUMMARY OF THE OFFERING

          This summary provides a brief overview of the terms of the offered notes. For a more complete understanding of the terms of the offered notes, before making your investment decision, you should carefully read:

•	This prospectus supplement, which updates and changes information in the accompanying prospectus;

•

The accompanying prospectus, which (1) provides an overview of us and certain aspects of our business; (2) explains the general terms of debt securities that we may offer; and (3) explains certain terms of the notes that may be offered;

•

The applicable pricing supplement, which (1) contains the specific terms of the notes being offered and (2) updates and changes information in the accompanying prospectus and/or this prospectus supplement; and

•	The documents referred to in “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” above for information on us and for our financial statements.

General Terms of the Notes

         We may offer from time to time up to U.S. $20,000,000,000, or the equivalent of that amount in other currency units, of the notes of Series C described in this prospectus supplement. We refer to the offering of the notes as our medium-term note program. At the conclusion of this offering, including all notes we have previously issued, we will have issued up to $20,000,000,000 of the notes. The following summary describes the notes we are offering under this program in general terms only.

•	The notes will mature nine months or more from the date of issuance and will pay interest, if any, on the dates specified in the applicable pricing supplement.

•	The notes will bear interest at either a fixed rate, which may be zero in the case of notes issued at an original issue discount, or a floating rate.

•	The notes will be issued in U.S. dollars, unless we specify otherwise in the applicable pricing supplement.

•	The notes may be either redeemed by us or repaid at your option, if specified in the applicable pricing supplement.

•

Payments of principal and/or interest on the notes may be linked to prices, changes in prices, or differences between prices, of currencies, commodities, securities, baskets of securities, or indices based on other price, economic or other measures as are described in the applicable pricing supplement.

•	We may issue amortizing notes that pay both interest and principal prior to the maturity of the notes.

•	The notes will not be listed on any securities exchange, unless we specify otherwise in the applicable pricing supplement.

Forms of the Notes

          Unless otherwise specified in the applicable pricing supplement, the notes that we offer under our medium-term note program will only be issued in fully registered form and will be represented by global securities registered in the name of a nominee of The Depository Trust Company, to which we refer as the DTC, as depositary under the indenture governing the notes, except under certain circumstances set forth in the indenture in which the global notes may be exchanged for certificates issued in definitive form. We refer you to “Description of the Debt Securities Notes—Global Securities” in the accompanying prospectus for information on DTC’s book-entry system.

IMPORTANT CURRENCY INFORMATION

          Purchasers are required to pay for each note in the specified currency specified by us for that note. If requested by a prospective purchaser of notes having a specified currency other than U.S. dollars, the agent soliciting the offer to purchase may at its discretion arrange for the conversion of U.S. dollars into such specified currency to enable the purchaser to pay for such notes. Each such conversion will be made by the relevant agent on such terms and subject to such conditions, limitations and charges that the agent may from time to time establish in accordance with its regular foreign exchange practices. The purchaser must pay all costs of exchange.

USE OF PROCEEDS OF THE NOTES

          Unless otherwise indicated in the applicable pricing supplement, we will add the net proceeds from the sale of the securities to our general funds, which we will use for financing our operations, including the purchase of receivables, the repayment of short-term senior debt incurred primarily to finance the purchase of receivables and for investment in short-term and medium-term financial assets.

          We expect to incur additional debt in the future to carry on our business. The nature and amount of our short-term, medium-term and long-term debt and the proportionate amount of each can be expected to fluctuate as a result of market conditions and other factors.

DESCRIPTION OF NOTES

          The following description of the particular notes supplements the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus. If any specific information regarding the notes in this prospectus supplement is inconsistent with the more general terms of the debt securities described in the accompanying prospectus, you should rely on the information in this prospectus supplement.

          The pricing supplement for each offering of notes will contain the specific information and terms for that offering. If any information in the applicable pricing supplement, including any changes in the method of calculating interest on any note, is inconsistent with this prospectus supplement, you should rely on the information in the applicable pricing supplement. The applicable pricing supplement may also add, update or change information contained in the accompanying prospectus and this prospectus supplement. It is important for you to consider the information contained in the accompanying prospectus, this prospectus supplement and the applicable pricing supplement in making your investment decision.

General

           We will issue the notes under the indenture described in the accompanying prospectus, dated as of June 9, 2006, between us and The Bank of New York, as trustee, as supplemented by the first supplemental indenture, dated as of June 9, 2006, between us and J.P. Morgan Trust Company, N.A., as the supplemental trustee. We may from time to time sell additional series of debt securities (as defined in the accompanying prospectus), including additional series of medium-term senior notes. See “Plan of Distribution.”

          In this prospectus supplement, the accompanying prospectus and in any pricing supplement, unless otherwise specified or the context otherwise requires, references to “dollars,” “$” and “U.S.$” are to United States dollars.

          We will offer the notes on a continuous basis and the notes will mature nine months or later from their date of issue, as specified in an applicable pricing supplement. Floating rate notes will mature on an interest payment date.

          Unless otherwise specified for notes denominated in a currency other than U.S. dollars or as otherwise specified in an applicable pricing supplement, we will issue notes only in fully registered form in denominations of $100,000 and integral multiples of $1,000 in excess of that amount. The notes will be denominated in U.S. dollars and payments of principal of and premium, if any, and interest on the notes will be made in U.S. dollars, unless we provide otherwise in a pricing supplement. If any of the notes are to be denominated in a foreign currency or currency unit, or if the principal of and premium, if any, and any interest on any of the notes is to be payable at your option or at our option in a currency, including a currency unit, other than that in which such notes are denominated, we will provide additional information pertaining to such notes in the pricing supplement.

          Unless we specify otherwise in an applicable pricing supplement, the notes will be issued in book-entry form only through the facilities of DTC and will be registered in the name of the nominee of DTC. Transfers or exchanges of the notes may only be effected through a participating member of DTC. So long as DTC or its nominee is the registered owner of a note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the note for all purposes under the indenture. Except as set forth under “Description of Debt Securities—Global Securities and Global Clearance and Settlement Procedures” in the accompanying prospectus, no note issued in book-entry form will be issuable in certificated form.

          In the pricing supplement relating to each note we will describe the following terms:

•	the currency in which such note will be denominated (and, if such currency is other than U.S. dollars, certain other terms relating to such note, including the authorized denominations);

•	whether such note is a fixed rate note or a floating rate note;

•	the issue price (expressed as a percentage of the aggregate principal amount thereof), which is the price of the note at issuance;

•	the date on which such note will be issued;

•	the date on which such note will mature;

•	if such note is a fixed rate note, the annual rate at which the note will bear interest, if any;

•

if such note is a floating rate note, the interest rate basis, the initial interest rate, the interest reset dates, the interest payment dates, the index maturity, the maximum interest rate and the minimum interest rate, if any, and the spread and/or spread multiplier, if any (all of these terms are described below), and any other terms relating to the particular method of calculating the interest rate for such note;

•	whether such note may be redeemed at our option or repaid at your option prior to the maturity date, and, if so, the provisions relating to such redemption or repayment; and

•	any other terms of such notes not inconsistent with the provisions of the indenture.

          We refer to the accompanying prospectus for additional information relating to the calculation of interest rates on the notes.

Concerning the Supplemental Trustee

           J.P. Morgan Trust Company, N.A., the supplemental trustee under the first supplemental indenture of the notes, provides corporate trust services to us. In addition, affiliates of the supplemental trustee provide substantial investment banking, bank and corporate trust services and extend credit to our affiliate, the American Express Company and many of its subsidiaries. One of the agents for the notes, J.P. Morgan Securities, Inc., is an affiliate of the supplemental trustee. We and our affiliates may have other customary banking relationships (including other trusteeships) with the supplemental trustee.

PLAN OF DISTRIBUTION

          Under the terms of an agency agreement, dated as of June 9, 2006, we will offer the notes on a continuous basis through ABN AMRO Incorporated, Banc of America Securities LLC, Barclays Capital Inc., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Inc., The Williams Capital Group, L.P., Utendahl Capital Partners, L.P., and Wachovia Capital Markets, LLC as agents. Each of the agents has agreed to use its reasonable efforts to solicit offers to purchase the notes. We will pay each agent a commission of from 0.010% to 0.750% of the principal amount of each note sold through the agent. We will have the sole right to accept offers to purchase notes and we may reject any such offer, in whole or in part. Each agent shall have the right, in its discretion reasonably exercised, without notice to us, to reject any offer to purchase notes received by it, in whole or in part. We reserve the right to sell notes directly on our own behalf, in which case no commission will be payable to an agent.

          We may also sell the notes to an agent as principal for its own account at discounts to be agreed upon at the time of sale. That agent may resell these notes to investors and other purchasers at a fixed offering price or at prevailing market prices, or prices related thereto at the time of resale or otherwise, as that agent determines and as we will specify in the applicable pricing supplement. An agent may offer the notes it has purchased as principal to other dealers. That agent may sell the notes to any dealer at a discount and, unless otherwise specified in the applicable pricing supplement, the discount allowed to any dealer will not be in excess of the discount that agent will receive from us. After the initial public offering of notes that an agent is to resell (in the case of notes to be resold at a fixed public offering price), the agent may change the public offering price, the concession and the discount.

          Unless otherwise provided in the applicable pricing supplement, we do not intend to apply for the listing of the notes on a national securities exchange, but have been advised by the agents that they intend to make a market in these securities, as applicable laws and regulations permit. The agents are not obligated to do so, however, and the agents may discontinue making a market at any time without notice. No assurance can be given as to the liquidity of any trading market for these securities.

          We estimate that our total expenses for the offering, excluding agent discounts or commissions, will be approximately $2,800,000.

          Some of the agents or their affiliates have from time to time provided, and may in the future provide, investment banking and general financing and banking services to us and our affiliates, including American Express Company. To the extent that the proceeds of any offering of the notes are used to repay indebtedness owed to affiliates of the agents, such offerings will be made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. One of the agents for the notes, J.P. Morgan Securities Inc., is an affiliate of the supplemental trustee.

          In connection with this offering, agents may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves sales of notes in excess of the principal amount of notes to be purchased by the agents in this offering, which creates a short position for the agents. Covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The agents may conduct these transactions in the over-the-counter market or otherwise. If the agents commence any of these transactions, they may discontinue them at any time.

          Each agent may be deemed to be an “underwriter” within the meaning of the Securities Act. We have agreed to indemnify each agent against liabilities under the Securities Act, or contribute to payments which the agents may be requested to make in that respect. We will reimburse the agents for customary legal and other expenses incurred by them in connection with the offer and sale of the notes.

          Unless otherwise indicated in the applicable pricing supplement, the purchase price of the notes will be required to be paid in immediately available funds in New York, New York.

EXPERTS

          The financial statements as of and for the year ended December 31, 2005 incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, to which we refer as PWC, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

          Our financial statements and schedules as of and for the years ended December 31, 2004 and 2003 incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Ernst & Young LLP, to which we refer as E&Y, an independent registered public accounting firm as set forth in their report included in the Annual Report on Form 10-K for the year ended December 31, 2005. We have incorporated by reference into this prospectus supplement our audited financial statements and schedules as of December 31, 2004 and 2003, and for each of the two years in the period ended December 31, 2004 in reliance upon such report given on the authority of E&Y as experts in accounting and auditing.

          On November 22, 2004, the Audit Committee of the Board of Directors of American Express Company appointed PWC as our independent registered public accounting firm for the fiscal year ending December 31, 2005 and dismissed E&Y as our auditors for the 2005 fiscal year. E&Y has completed its engagement as our auditors for the 2004 fiscal year.

          With respect to the unaudited interim financial information for the period ended March 31, 2006 incorporated by reference herein and in the accompanying prospectus, PWC, our independent registered public accounting firm, has reported that they applied limited procedures in accordance with professional standards for a review of such information, which is substantially less in scope than an audit, and, therefore, that they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because each such report is not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

American Express Credit Corporation

Medium-Term Senior Notes, Series C
Due Nine Months or More From Date of Issue

PROSPECTUS SUPPLEMENT

June 13, 2006
(To prospectus dated June 8, 2006)

ABN AMRO Incorporated	Banc of America Securities LLC
Barclays Capital	BNP PARIBAS
BNY Capital Markets, Inc.	Citigroup
Credit Suisse	Deutsche Bank Securities
Goldman, Sachs & Co.	JPMorgan
Lehman Brothers	Merrill Lynch
RBS Greenwich Capital	Utendahl Capital Partners, L.P.
Wachovia Securities	The Williams Capital Group, L.P.